EXHIBIT 21.1

Subsidiary Name	Jurisdiction of Organization

Pharma-Bio Serv PR, Inc.	Puerto Rico

Pharma-Bio Serv US, Inc.	Delaware

Pharma Serv, Inc.	Puerto Rico

Pharma-Bio Serv Validation & Compliance Limited	Ireland

Pharma-Bio Serv S.L.	Spain

Pharma-Bio Serv Brasil Servicos de Consultoria Ltda.	Brazil